# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: OMS Energy Technologies Inc., CIK 0002012219
CUSIP: G6755S105
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 10 Gul Circle, Singapore, Singapore (U0), 629566
Date of event which requires filing of this statement: 05/14/2025
Filed by CIK 0002069928
Persons authorized to receive notices and communications: How Meng Hock, 10 Gul Circle, Singapore, Singapore (U0), 629566, (65) 6861 2677

## Reporting persons
- How Meng Hock (CIK 0002069928): type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); source of funds: other (OO); sole voting power 26,226,060; shared voting power 0; sole dispositive power 26,226,060; shared dispositive power 0; aggregate amount beneficially owned 26,226,060 (61.78% of the class)
  Comment: Represents 26,226,060 ordinary shares of the Issuer, each carrying one vote per share, with a par value of US$0.0001 per share.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Name of issuer: OMS Energy Technologies Inc.
Address of issuer's principal executive offices: 10 Gul Circle, Singapore, Singapore (U0), 629566
Comment: OMS Energy Technologies Inc. is a company incorporated in the Cayman Islands.

## Item 2. Identity and Background
Name of person filing: How Meng Hock (the "Reporting Person")
Residence or business address: The business address of the Reporting Person is 10 Gul Circle, Singapore 629566.
Present principal occupation or employment: The Reporting Person is the Chief Executive Officer, Executive Director and Chairman of the Board of the Issuer.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of Singapore.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Person acquired all of the Shares beneficially owned by him as part of a group reorganization on March 31, 2024.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person acquired all of the Shares beneficially owned by him as part of a group reorganization on March 31, 2024. The Reporting Person holds the Shares for investment purposes. The Reporting Person is the Chief Executive Officer, Executive Director and Chairman of the Board of the Issuer and, as a result, may be asked to vote on or discuss matters related to items (a) through (j) of this Item 4 of Schedule 13D with representatives of the Issuer and others. Except as may be set forth herein, the Reporting Person has no current intention, plan or proposal with respect to items (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Incorporated by reference to Items 11 and 13 of the Cover Page.
Number of shares as to which each person has sole or shared power to vote or dispose: Incorporated by reference to Items 7-10 of the Cover Page.
Transactions in the class effected during the past sixty days: None.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Lock-Up Agreement - Pursuant to the terms of a Lock-Up Agreement dated May 8, 2025, (the "Lock-Up Agreement"), a copy of the form of which is attached to this Schedule 13D as Exhibit 1 and incorporated herein by reference, the Reporting Person has agreed, subject to certain exceptions, not to offer, pledge, sell, or dispose of, directly or indirectly, any of the Issuer's Shares or securities convertible into or exchangeable or exercisable for any of the Issuer's Shares during the 180 days after the date of the final prospectus used to sell the Securities pursuant to the underwriting agreement.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Form of Lock-Up Agreement

## Signatures
- How Meng Hock: /s/ How Meng Hock, How Meng Hock, Chief Executive Officer, Executive Director and Chairman of the Board of OMS Energy Technologies Inc. (06/02/2025)